

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 16, 2018

Terry Bassham
Chief Executive Officer
Kansas City Power & Light Company
1200 Main Street
Kansas City, MO 64105

>   **Re: Kansas City Power & Light Company**
>   **Registration Statement on Form S-3**
>   **Filed March 12, 2018**
>   **File No. 333-223601**

Dear Mr. Bassham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Peter K. O'Brien, Esq.
       S. Christina Kwon, Esq.
       Hunton & Williams LLP